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April 25, 2025

Re:	EQT Infrastructure Company LLC

Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G

Filed December 19, 2024

File No. 000-56691

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of EQT Infrastructure Company LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) a second post-effective amendment (“Post-Effective Amendment No. 2”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”), originally filed with the Commission on September 20, 2024. The Company has revised the Registration Statement in response to the comment letter from the staff (the “Staff”) of the Commission’s Division of Corporation Finance, dated February 11, 2025 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 2. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 2 and used below shall have the meanings given to them in Post-Effective Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Post Effective Amendment No. 1 to Form 10

Exhibits

1.

Comment: We note your response to prior comment 3. Please revise the Form of Share Repurchase Plan filed as Exhibit 4.3 to reflect your revised disclosure that you will extend the repurchase date so that at least 10 business days would remain from the announcement of the transaction price for the applicable quarter if you extend the repurchase offer to a later date.

Securities and Exchange Commission	2	April 25, 2025

Response: In response to the Staff’s comment, the Company has revised the Form of Share Repurchase Plan filed as Exhibit 4.3 to Post-Effective Amendment No. 2.

General

2. Comment: We note your response to prior comment 5 and your discussion of the Fifth Avenue opinion. You suggest that the district court’s reading is “problematic” because “any issuer owning and holding securities issued by a majority-owned subsidiary...would nonetheless be captured as an investment company under 3(a)(1)(A).” It does not appear to the staff that the district court’s reading would oblige such a result, given the facts and circumstances nature of analysis under Section 3(a)(1)(A) (and 3(a)(1)(A)’s lack of a requirement for unconsolidated analysis); assuming an issuer is a bona fide holding company engaging in the business of its operating majority owned subsidiary, it would appear that the majority owned subsidiary’s business—including, for example, its income, assets, etc.—would be considered in evaluating the parent’s primary business. Nevertheless, even to the extent one were to accept the view advanced in your response, please discuss whether the fact that (i) you (and affiliates of any particular Control JV) will be buying (and selling) securities on an ongoing basis and (ii) you expect the majority of Control JVs to sell their interests in portfolio companies within three to five years complicates any conclusion that a Control JV is merely “holding” securities. In your response, please clarify at what level of activity you believe a Control JV would be “investing” rather than “holding.”

Response:

You previously asked us to address the following language from the district court’s opinion in Fifth Avenue:

“Strangely enough, in [the Investment Company Act] concerned entirely with the subject of investments, Section 2(a), which defines 42 different terms, does not define the word ‘invest.’ That word must be given its normal meaning, i.e., to put out money at risk in the hope of gain. It would not be reasonable to construe the word for the purposes of Section [3(a)(1)(A)] to include one kind of gain but not another. The [Investment Company Act] should not be read to mean that buying a stock for dividends or for capital gain is investing but that buying it for control is not. Those who seek control obviously do so in the hope of ultimate gain.”1

In our December 19th Letter, we explained our view that the district court’s view is untenable because it would effectively capture every holding company under Section 3(a)(1)(A),2 which seemingly conflicts with Congress’s intent as evidenced by Section 3(a)(1)(C)’s references “investment securities” and Section 3(a)(2)’s carveout of majority-owned subsidiaries from the definition of “investment securities.”3

[1]	SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 30 (S.D.N.Y. 1968).
[2]	Unless otherwise stated, all references to sections or rules herein refer to those sections or rules as promulgated under the Investment Company Act of 1940, as amended (the “Investment Company Act”).
[3]	See also infra note 89.

Securities and Exchange Commission	3	April 25, 2025

We note the Staff’s view that using the district court’s reasoning with respect to Section 3(a)(1)(A) would not dictate that result because Section 3(a)(1)(A) may be tested on a consolidated basis. In that respect, we note that while Section 3(a)(1)(A) does not specify that it must be run on unconsolidated basis, as Section 3(a)(1)(C) does, Section 3(a)(1)(A) also does not specify any consideration of subsidiaries, whether they be wholly owned, majority-owned, controlled or otherwise.4 This is in contrast to Section 3(b)(2) which focuses on the largely the same question but specifically allows for consideration of activities done indirectly through certain subsidiaries.5 While we generally believe applying Section 3(a)(1)(A)’s tests on a consolidated basis is the most logical approach in most instances (including because the courts have held that what principally matters under Tonopah is “investor perception”6 and an issuer’s financial statements are generally presented to its investors on a consolidated basis under GAAP), we also believe a reading of the statute that gives effect to differences between 3(a)(1)(A) and other sections such as 3(b)(2) can reasonably suggest that the test of Section 3(a)(1)(A) is specific to each issuer individually, and not to each issuer and its majority-owned subsidiaries.

Finally, we would note that Section 3(a)(1)(A) also gives effect to an issuer’s statements and representations. The district court reasoned that “[t]he [Investment Company Act] should not be read to mean that buying a stock for dividends or for capital gain is investing but that buying it for control is not.”7 Under this framework, it appears to us that if a bona fide holding company were to accurately acknowledge to its investors that “the holding company’s only asset is its interests in its wholly owned subsidiaries,” then such a holding company would now be “holding itself out” as being primarily engaged in the business of “investing . . . in securities.” This does not appear to us to be consistent with either Congressional intent or past Staff positions.8

•

Nevertheless, even to the extent one were to accept the view advanced in your response, please discuss whether the fact that (i) you (and affiliates of any particular Control JV) will be buying (and selling) securities on an ongoing basis and (ii) you expect the majority of Control JVs to sell their interests in portfolio companies within three to five years complicates any conclusion that a Control JV is merely “holding” securities. In your response, please clarify at what level of activity you believe a Control JV would be “investing” rather than “holding.”

[4]

Section 3(a)(1)(A) captures, in relevant part: “Any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”

[5]

Section 3(b)(2) excludes, in relevant part: “Any issuer . . . primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses.”

[6]	SEC v. Nat’l Presto Indus., 486 F.3d 305, 313 (7th Cir. 2007).
[7]	SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 30 (S.D.N.Y. 1968).
[8]

See, e.g., United Asset Management Corp., SEC No-Action Letter (Nov. 2, 1981) (“Based on the facts contained in your letter, however, it appears that [applicant] would not be an investment company as defined in section [3(a)(1)(A)] because its primary business will be owning or holding securities rather than ‘investing, reinvesting, or trading’ in them compare ‘investing, reinvesting, owning, holding, owning, or trading’ in section [3(a)(1)(C)], and that [applicant] would not be an investment company as defined in section [3(a)(1)(C)] because ‘investment securities’ is defined to exclude securities issued by majority-owned subsidiaries of the owner which are not themselves investment companies.”); accord Centex Corporation, SEC No-Action Letter (Nov. 20, 1986).

Securities and Exchange Commission	4	April 25, 2025

We respectfully disagree with the premise that the Company will be “buying (and selling) securities on an ongoing basis.” As we have discussed in prior responses, the substantial majority of the Company’s assets will be its interests in its Control JVs and the Company’s interests in those Control JVs are general partner interests, not securities.9 Moreover, and from a technical standpoint, whether Section 3(a)(1)(A) is tested based on consolidated financials or unconsolidated financials would not change the test’s application to the Company because the Company expects that its Control JVs will generally not be consolidated with the Company under GAAP.

The Company will not be continuously buying and selling securities other than those as needed to manage its Liquidity Portfolio.10 The Company’s Liquidity Portfolio may comprise various types of securities, and the Company’s activities with respect to the Liquidity Portfolio can be considered “investing, reinvesting, or trading in securities,”11 but “the issue before us [under Section 3(a)(1)(A)] is not whether applicant engaged in any investment company activities, but rather whether or not it has been primarily engaged in” a securities business.12 It is envisioned and stated clearly in the Registration Statement that the Company’s Liquidity Portfolio securities will, in the ordinary course, be less than 20% of the Company’s total asset value,13 which is not a “primary” activity.14

Similarly, we disagree with the characterizations that our Control JVs (or Non-Control JVs) themselves will be “buying (and selling) securities on an ongoing basis.” Under most circumstances, each individual Control JV will buy assets exactly one time, and that is their initial acquisition of the respective portfolio company. While it is possible that certain transactions could involve follow-on transactions (such as to acquire more control or fund a bolt-on transaction for the portfolio company) or that the initial transaction will be funded in multiple stages, any additional transactions are expected to be discrete and limited and inextricably related to the initial purchase. At most, any given Control JV would be expected to have a handful of transactions where it acquires interests in a portfolio company over the span of such Control JV’s entire existence. We do not believe such sporadic activity should be characterized as “ongoing” activity.

[9]	See generally our prior response dated November 15, 2024 (our “November 15th Letter”) and our prior response dated December 19, 2024 (our “December 19th Letter”).
[10]

As disclosed in the Registration Statement, the Company’s liquidity portfolio may comprise various liquid securities (including money market fund interests) that would still be considered securities. The Liquidity Portfolio however will be kept to under 20% of the Company’s assets at any given time.

[11]	See Section 3(a)(1)(A).
[12]	Great American Life Underwriters, Inc., 41 S.E.C. 1, 20 (1960).
[13]

See Registration Statement at p. 2 (“We expect that over the long term, Joint Ventures and portfolio companies will make up approximately 80% of our assets and that the balance of our assets, approximately 20%, will consist of cash and cash equivalents, U.S. Treasury securities, U.S. government agency securities, municipal securities, other sovereign debt, investment grade credit and other investments including high-yield credit, asset-backed securities, mortgage-backed securities, collateralized loan obligations, leveraged loans and/or debt of companies or assets (collectively, the ‘Liquidity Portfolio’)”) (internal cross-references omitted).

[14]

See Registration Statement at p. 121 (“We plan to generate revenues primarily from our long-term ownership and control of Joint Ventures and portfolio companies and, to a lesser extent, investments in our Liquidity Portfolio, which may consist of dividend income, interest income, and net realized gains or losses and net change in unrealized appreciation or depreciation.”).

Securities and Exchange Commission	5	April 25, 2025

Once the initial transaction is consummated, the ongoing activity of each Control JV will be with respect to managing its acquired portfolio company, and that activity does not involve “buying or selling securities on an ongoing basis.”

Additionally, in our prior response we did not state that the majority of Control JVs would sell their interests in portfolio companies within three to five years. Our intention was to convey that the Company has a long-term horizon for its investments and expects to hold most of its portfolio companies for at least three to five years.15 We were intending to provide an estimate for where the Company’s minimum hold period may land, disregarding one-off or unique circumstances.16 We do not expect that it will be the case that the Company or its Control JVs will routinely sell any portfolio companies in the “ordinary course” within three years of acquiring said portfolio companies. It also may be the case that the Company’s Control JVs do not sell any assets within five years after initial acquisition. In either scenario, we did not mean to imply that the Company would expect to have exited the majority of investments within three or five years of first investment. The Company has no estimate to provide with respect to the average length of time a portfolio company will be held, but it almost certainly would be much longer than three or five years.

As with respect to acquisition transactions, the extent that any Control JV resolves to exit its underlying portfolio company, it is the expectation that it will do so in one single transaction. Alternatively, if the Control JV resolves to cause the underlying portfolio company to conduct an IPO, the Control JV may conduct an exit gradually through a staged sell-down. We also do not believe this pattern would constitute buying and selling on an “ongoing” basis. Given that the Company has not yet begun operations, all that can be said authoritatively is that the Control JVs are expected to conduct one or a few acquiring transactions. Each Control JV may then, at some indeterminable point in the future, decide to sell or otherwise exit its interests in the portfolio company. The buying and selling transaction (if any) would be spaced out over the course of a minimum of three to five years, with the distinct likelihood that the average hold time is materially longer.

We would submit that the threshold between “investing” and “owning and holding” should be defined by which activity is more accretive to the Control JV’s change in value.17 If a Control JV, over the course of four consecutive quarters, were to become more valuable because the Control JV’s portfolio of assets has changed because of buying and selling activity (assuming, arguendo, that interests in such portfolio companies are securities), then that would tend to suggest its primary activity is “investing, reinvesting, or trading in securities.” If instead, the Control JV, over the course of four consecutive quarters, has become more valuable while its holdings have remained static because Control JV’s interests in the portfolio company it originally

[15]	See our December 19th Letter.
[16]

The Company expects several factors may influence where the minimum hold period lands, including macro market conditions and net demand for liquidity from the Company’s investors. Given the uncertain nature, we did not want to provide a representation that was not achievable in practice.

[17]

See, e.g., Gray Line Corporation, 44 S.E.C. 314 (1970) (“The disjunctive wording of Section 3(a)(1)(C) shows that the relatively inactive business of owning or holding securities was intended as an independent criterion as to what constitutes an investment company.”).

Securities and Exchange Commission	6	April 25, 2025

acquired and has held have become more valuable over time, then the Control JV’s primary business would appear to be “owning and holding” those interests. The Company expects the latter scenario to be the case in virtually every scenario. The Control JVs are not expected to be actively reshaping their portfolio of holdings after formation.18 To the extent there is an “expected” lifecycle, the most likely outcome is one entry transaction and one exit transaction spaced out by no less than three to five years and in many cases that spacing will be longer.

3. Comment: We note your response to prior comment 6 and that in response to our query regarding the form of ownership of your underlying portfolio companies, you observed that “[t]he Company does not believe that the application of the principles underlying the Howey test should have radically different outcomes depending on the form of business entity used.” Please clarify whether you expect that the underlying portfolio companies will be owned by Control JVs, directly and indirectly, exclusively in the form of interests meeting the definition of a security under section 2(a)(36) exclusively because they would be “investment contracts” (such that analysis under Howey would be the appropriate mode of analysis).

Response:

The Company does not expect that the “underlying portfolio companies will be owned by Control JVs, directly and indirectly, exclusively in the form of interests meeting the definition of a security.” The holding and operating structures of each respective portfolio company can vary significantly. Certain portfolio companies may be organized as partnerships. Others may be corporations. Still others limited liability companies, some of which may be board-managed LLCs, while others may be member-managed LLCs. Certain portfolio companies may utilize some or all of these types of business entities at different levels while some may utilize other forms of incorporation specific to foreign jurisdictions throughout their structures. The Company cannot make any definitive representations on this point.

We note that this does not appear to be a relevant consideration in the Avenue19 case. In that case, the Tenth Circuit gave no consideration to the form of business entities below the entity into which Avenue and Fortress made their investment.20 The Tenth Circuit’s review makes no mention of, or investigation into, Quiznos’ global holding structure beneath the point of entry of the investors who brought their suit.21 Accordingly, we do not believe an application of the precedent requires a deeper inquiry of a portfolio company’s holding structure, or would lead to any different result regardless of such structure.

4. Comment: We note your response to prior comment 8. Please expand on your analysis regarding your status as a special situation investment company to provide a comprehensive legal analysis regarding whether you believe that you are acquiring securities “primarily for the purpose of making a profit in the sale of the controlled company’s securities” and to use your control to rehabilitate businesses by management reforms to enhance their selling values.

[18]

In fact, it is expected that in many instances the organizational documents of the respective Joint Venture will affirmatively disallow any additional investment activity other than with respect to the originally identified target company.

[19]	Ave. Capital Mgmt. II, L.P. v. Schaden, 843 F.3d 876 (10th Cir. 2016).
[20]	Id.
[21]	Id.

Securities and Exchange Commission	7	April 25, 2025

Response:

The Company, when operational, is intended to operate as a holding company conglomerate with the objective of generating attractive, risk-adjusted returns for shareholders and achieving medium-to-long-term capital appreciation. The Company will primarily seek to achieve that objective by owning, controlling, and managing joint ventures (“JVs”) in which the Company will generally participate as a general partner, and those JVs in turn will acquire, hold, and manage individual portfolio companies.22 The Company broadly categorizes its JVs into “Control JVs” and “Non-Control JVs” based on the relative degree of control held by each JV over its respective portfolio company. Control JVs will range from owning 100% of the outstanding voting interests of their portfolio company to instances where the Control JV is the primary controller of the portfolio company while owning less than a majority of the outstanding voting interests (but still more than 25%).

For the reasons discussed in our prior responses, the Company’s intended operations mean that the Company is not now and will not become an investment company as that term is defined under the Investment Company Act, because the Company will not be captured by the tests under Section 3(a)(1)(A) or Section 3(a)(1)(C).23 Under the Tonopah Factors,24 as discussed at length in our November 15th Letter and our December 19th Letter, the question at issue under Section 3(a)(1)(A) is whether the issuer is or proposes to be primarily engaged in the business of “investing, reinvesting or trading in securities” as understood by investors.25 The Company’s business is focused on its Control JVs and the Company’s general partner interests in its Control JVs are not securities.26 The Company’s intention is that its interests in its Control JVs will represent a substantial majority of the Company’s assets by value and income.

Similarly, the Company’s assets will not include more than 40% “investment securities,” as that term is used under Section 3(a)(1)(C), because: (1) the Company’s interests in its Control JVs are not securities and therefore also cannot be “investment securities,” as defined in Section 3(a)(2); and (2) even if, arguendo, the Company’s interests in its Control JVs were deemed securities, such interests would still be excluded from the definition of “investment securities” because the Control JVs would be majority-owned subsidiaries of the Company that are not themselves investment companies, and therefore any interests would be “securities” issued by a majority-owned subsidiary of the Company that is itself not an investment company.27

[22]	See generally our November 15th Letter and our December 19th Letter.
[23]

Section 3(a)(1)(A) defines an investment company to be an issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”

Section 3(a)(1)(C) defines an investment company to be an issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

A third prima facie definitional category is also included under Section 3(a)(1)(B). However, this provision relates to issuing face-amount certificates of the installment type and is not relevant to the Company’s intended operations.

[24]	Tonopah Mining Co., 26 S.E.C. 426, 427-28 (1947).
[25]	SEC v. Nat’l Presto Indus., 486 F.3d 305, 313 (7th Cir. 2007).
[26]	See generally our November 15th Letter and our December 19th Letter for longer form explanations of these points.
[27]	Id.

Securities and Exchange Commission	8	April 25, 2025

We also believe that the Company is not a special situation investment company, as that term has been historically used, for the reasons we discuss in detail below. As a threshold matter, however, we note that there is considerable uncertainly around the types of entities intended to be captured within the scope of the term “special situation investment company.”28 In particular, we note that because the term originated and has been primarily used in the context of preventing prima facie investment companies from making use of certain exemptions from the definition of an investment company under Section 3(a)(1)(C), it is unclear how much the term “special situation investment company” means in the context of an issuer that does not need to rely on any such exemptions. For example, Section 3(b)(2) and Rule 3a-1 under the Investment Company Act provide exemptions from Section 3(a)(1)(C) for holding companies engaged in a non-investment company business [directly or] “through” majority-owned or controlled subsidiaries.29 The Commission has explained that special situation investment companies cannot rely on Section 3(b)(2) or Rule 3a-1 because they do not primarily engage in business activities “through” their acquired subsidiaries.30 We are aware of no instances where the Commission or a court has ever found that an issuer was a special situation investment company where that issuer was not also a prima facie investment company at the point of the determination.31

[28]

As one current treatise has put it, “[m]ost of the SEC’s pronouncements on ‘special situation companies’ are decades old. Also, it is not entirely unfair to describe those pronouncements as applying an ‘I know it when I see it’ approach to the application of [the special situation investment company test]. How else can one explain the impunity with which modern holding companies constantly evaluate whether to hold or sell particular subsidiaries and redeploy their assets. Moreover, a holding company will not infrequently sell shares of a subsidiary to the public with the expectation that the public market valuation of the subsidiary’s shares will result, indirectly, in an increased valuation of the holding company’s shares. Nonetheless, it is unlikely that a highly diversified corporate conglomerate would be viewed as an investment company even though it might share many of the characteristics described in the SEC’s pronouncements on ‘special situation companies.’” Law Journal Press, Private Equity Funds: Business Structure and Operations § 8.03 Investment Company Act.

[29]

In contrast to Section 3(b)(2) and the exemptive rules that flow from it (such as Rule 3a-1 and Rule 3a-8), Section 3(a)(1) does not include an express statutory requirement that a holding company must be engaged in a non-investment company business “through” its subsidiaries. See Certain Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13, 1979) (hereinafter “Rule 3a-1 Proposing Release”) (“It should be noted that [Section 3(a)(1)] does not require [determining whether a parent’s subsidiaries are conducting a similar business to the parent] regarding majority-owned subsidiaries — apparently inferring that a company actually does business ‘through’ any company of which it is majority-owner.”).

[30]

See Rule 3a-1 Proposing Release at n.28 (“[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. In contrast, a holding company generally secures control of other companies primarily for the purpose of engaging in the other companies’ line of business. For a holding company to be excluded by section 3(b)(1) or 3(b)(2) from the [Investment Company Act’s] definition of investment company; it must both control the companies it claims to do business through and actively exercise that control, i.e., it must engage in the non-investment company business “through” the controlled or subsidiary companies.”) (footnote text included).

[31]

See, e.g., Bankers Securities Corp., 15 S.E.C. 695 (1944), aff’d 146 F.2d 88 (3d Cir. 1944), the Commission rejected a 3(b)(2) application on the basis that the applicant was a special situation investment company. The majority of the issuer’s assets consisted of non-majority-owned subsidiaries. As far as we are aware, this is the only time that a 3(b)(2) application was denied because an issuer was deemed to be a special situation investment company, and it is also the only time that the Commission’s denial of a 3(b)(2) order has been appealed to Court of Appeals.

We are aware of three other issuers that have been identified as special situation investment companies by the Study (as defined below), the legislative record, or by their own admission: Atlas Corporation, discussed infra at note 44 and the accompanying text; Phoenix Securities Corporation, discussed infra at note 46 and the accompanying text; and Amoskeag Company, discussed infra at note 82 and the accompanying text.

When all four of these issuers were deemed a special situation investment company, each of them had more than 40% of their assets in non-majority-owned subsidiaries. All four these issuers were discussed in the Study, and the Study specifically excluded all companies where more than 50% of their assets were invested in majority-owned subsidiaries. See note 42 below.

Securities and Exchange Commission	9	April 25, 2025

Notwithstanding the uncertainty around the scope of the term special situation investment company described in the forgoing paragraphs, we believe the Company should not be captured by that term as it has been historically used and understood. Below, we address our understanding of the term “special situation investment company” and why we believe the Company would not be captured.

In your response, please also:

•

Cite to any authority you rely on in determining that the concept of a special situation investment company is limited only to (i) companies acquiring securities for purposes of obtaining a quick profit in the sale of the controlled company’s securities and (ii) those companies investing in publicly traded securities. In addition, please provide a comprehensive legal analysis addressing your determination that your anticipated three to five year holding period for most portfolio companies does not meet such a “quick” standard. To the extent that your position is based on no-action relief granted to issuers by the staff in the past, please discuss the similarities and differences to your factual circumstances and address specifically whether you can make all of the representations made by the relevant issuer.

Response:

We respectfully disagree with your characterization of our prior response. Our prior response did not claim that the definition of special situation investment company is limited “only” to companies evidencing any specific factor as you have suggested. Rather, we stated that:

“[t]he few companies over the last several decades that have been characterized by the Commission or the Staff as special situation investment companies or have been found in judicial proceedings to fall within the reach of this concept are those that, as part of their history and stated business purpose, engaged in a pattern of acquiring large or controlling blocks of publicly listed securities that operated in a diverse range of industries, attempted to control or to exert a controlling influence over these companies, and then disposed of acquired share positions for a quick profit once the acquired shares started to trade at higher values.”32

[32]	See December 19th Letter.

Securities and Exchange Commission	10	April 25, 2025

This was meant as a factual statement about the limited number of special situation investment companies that have been identified by the Commission or Courts and the patterns they generally follow.33 We did not intend these statements to be taken as a bright line pronouncement.

You have asked that we provide a “comprehensive legal analysis” and that we “cite to any authority [we] rely on in determining that the concept of a special situation investment company” is as we understand it to be. Based on our analysis of historical usage of the term “special situation investment company” dating back to the four-part report detailing the study performed by the SEC that prompted the creation of the Investment Company Act (the “Study”),34 we believe a special situation investment company has historically had the following salient characteristics:

I.

A special situation investment company demonstrates a focus on making controlling investments into portfolio companies with temporary depressed valuations (i.e., “special situations”) with the intention of rehabilitating the “special situation” and selling them for profit.[35]

II.

A special situation investment company follows a pattern of quickly shifting from one investment to another because once the “special situation” is resolved, greater profits are apparent elsewhere (i.e., where other unresolved “special situations” exist), demonstrating that the acquisition of control was incident to resolving the “special situation” for profit on the sale of the controlled company’s securities, rather than control being the primary purpose of the acquisition of the portfolio company.[36]

[33]	See note 31, supra.
[34]	See, e.g., SEC, Report on the Study of Investment Trusts and Investment Companies, Part One, H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938).
[35]

See, e.g., Bankers Sec. Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944) (in an appeal of a Commission order refusing to grant a company an order under Section 3(b)(2), the court agreed with the Commission that the company was a special situation investment company because it was a company primarily engaged in acquiring control of distressed companies, rehabilitating those companies, and selling the rehabilitated companies for a profit); Hearings before a Subcommittee of the Committee on Banking and Currency, United States Senate, 76th Cong., 3d Sess. on S.3580, at 234 (1940) (“Senate Hearings”).

[36]

See, e.g., United Stores Corp., 10 S.E.C. 1145 (1942) (finding that a company that had recently sold cigar stores and now owned majority interests in clothing stores was not a special situation investment company because the company’s “history [did] not disclose a pattern of activities comparable to the typical ‘special situation’ investment company which buys into situations primarily for ‘capital gains,’ makes what it can, and then looks elsewhere to repeat the process.” The Commission’s finding was based on, among other things, the fact that the company did not have a policy of shifting its investments “because greater profits or greener pastures seemed to be apparent elsewhere”); Northeast Capital Corp., 37 S.E.C. 715 (1957) (“[an] investment company interested in special situation transactions [is one] that is [interested in] the acquisition of securities for investment with a view to disposing of them at a profit when their value increases and shifting to another similar investment situation.”)(emphasis added); Great Am. Life Underwriters, Inc., 41 S.E.C. 1, 20 (1960) (“Moreover, there is no evidence or even any contention that applicant’s control was only incidental to a special situation type of investment business engaged in by some investment companies, whose primary business is to invest in special situations from which they can derive capital gains by increasing the value of subsidiary companies, disposing of them at a profit, and then looking elsewhere to repeat the process.”) (emphasis added).

Securities and Exchange Commission	11	April 25, 2025

I.

The Company does not demonstrate a focus on making controlling investments into portfolio companies with temporary depressed valuations (i.e., “special situations”) with the intention of rehabilitating the “special situation” and selling them for profit.

A significant theme among special situation analysis is a focus on the intention of the investment. Historically, special situation investment companies were tied to notions of investing in distressed companies that could be rehabilitated and then sold for a profit.37 The element of targeting portfolio companies with perceived temporary issues is an important element historically because it informs the “quick” nature of special situations investments.38 The Company has no intention to invest into distressed companies with depressed values in order to rehabilitate their value for profit. There is nothing in the Registration Statement or elsewhere to suggest that would be the case. Rather the Company is in the business of acquiring high quality portfolio companies with the potential to continue to thrive over time.39

There are only a handful of references to “special situation investment companies” in Congressional hearings related to the adoption of the Investment Company Act.40 The clearest reference comes in the Senate hearings, when David Schenker, Chief Counsel of the Study and a principal drafter of the Investment Company Act, testified before the Banking and Currency Subcommittee. Mr. Schenker noted that:

“There have been trusts in the past, which started out originally as so-called diversified investment companies. They said they were going to buy a cross section of securities. But ultimately the fundamental nature of their business changed, and they became what we call special situation companies. They took concentrated positions in companies, reorganized them, worked them out to help them financially. The classic example of that was the Atlas Corporation, which had a $20,000,000 position in the Utilities Power & Light. The Phoenix Securities Corporation, which I told you about, has a substantial position in the United Cigar Stores, Loft, Inc.; Pepsi-Cola; New England Bus Co.; Autocar; and Southwest Corporation.”41

Both the Atlas Corporation and the Phoenix Securities Corporation, the two issuers that were identified as the “classic examples” of special situation investment companies by David Schenker, central figure in the creation of the Investment Company Act, were discussed at length in the Study performed by the SEC investigating the need to regulate investment companies. It is important to note that the Study specifically excluded all companies that had more than 50% of their assets

[37]	See note 35, supra.
[38]	See note 36, supra.
[39]

See Registration Statement at pp. 4-6 (“EQT is guided by a set of core values, a strong corporate culture rooted in its founders’ entrepreneurial mindset, and a philosophy of long-term ownership that is “more than capital” . . . . EQT’s active ownership model includes tools focused on promoting growth and developing . . . portfolio companies through digitalization, sustainability and operational excellence . . . . EQT applies a thematic mindset in deal sourcing, which is guided by underlying macro trends to target high-quality companies with significant sustainable growth potential in attractive industries with secular growth drivers and strong downside protection.”).

[40]	See generally, Senate Hearings.
[41]	Senate Hearings at 234.

Securities and Exchange Commission	12	April 25, 2025

invested in majority-owned subsidiaries.42 Every issuer described as a special situation investment company in the Study would have been deemed a prima facie investment company under Section 3(a)(1)(C).43 In the context of reviewing the Phoenix Securities Corporation, in particular, the Study delved directly into the term “special situations” and what that concept meant at the time of the Study and the adoption of the Investment Company Act:

“Ultimately Phoenix, through its investments, had a controlling influence in various industries and businesses, such as trucking; cigars and drugs; the manufacture of trucks and building materials, including beaverboard and roofing; the raising of sugarcane and making products therefrom; the production of wallpaper; the manufacture and retail sales of candy; and the soda and lunch-counter businesses.

d. THEORY OF ENTERING SPECIAL SITUATIONS

Mr. Mack expounded the theory underlying the entrance of Phoenix into these “special situations” in his testimony as follows:

Q. And will you please tell us, Mr. Mack, what were the conditions which in your mind had to exist before the Phoenix Securities Corporation would take a substantial position in a situation?

A. We believed that we could make more money for our stockholders and do a more constructive job than just going out and buying marketable securities that the statistical department thought was a good position, and taking sizable positions in market stocks, by investigating special companies which appeared to us to be fundamentally sound, but that we could buy their securities and take a sizable position in them at what we thought were rock-bottom prices.

It seemed to us that a company which had a position in an industry that was good, where the company itself had a sizable position in the industry, where the management was poor, where there was probably absentee ownership so there was really nobody looking after the company and seeing that it was properly run, needed attention rather badly, and we went into those situations with the idea that we could take them and buy their securities in such quantities to make our ideas felt, and change their management, as rapidly as possible, and straighten out their capital, or financial structure, and get that in shape, and then proceed to see that a proper management job is done, so that they got back on their feet.”44

[42]

SEC v. Fifth Ave. Coach Lines, Inc., 435 F.2d 510, 515 (2d Cir. 1970) (“In Part One of [the Study], the SEC undertook to classify investment companies-to distinguish between companies owning securities in other corporations and those in the business of investing in other corporations. The first group of companies includes those with holdings primarily in wholly owned or non-wholly owned subsidiaries (defined as companies owned 50% or more). The business of such companies may be considered to be the same as that of their subsidiaries, and the SEC excluded such companies from the scope of its study. On the other hand, companies with investments primarily in diversified securities or corporations in which they have working control (defined as ownership of 10% to 50% of the outstanding voting power) were found to be part of the industry needing regulation.”).

[43]	Id.
[44]	SEC, Report on the Study of Investment Trusts and Investment Companies, Part Three, H.R. Doc. No. 707, 75th Cong., 3d Sess. (1942). See pp. 316-318.

Securities and Exchange Commission	13	April 25, 2025

The other archetypical special situations investment company identified in the Senate Hearings and the Study was the Atlas Corporation.45 In 1962, many years after the Study and the Senate Hearings, the Atlas Corporation went to the SEC seeking an order declaring that it was no longer a special situation investment company.46 The Commission wrote in respect of Atlas:

“Atlas, whose corporate history can be traced through predecessor corporations back to 1929, was originally conceived and held itself out as being principally engaged in the business of investing and reinvesting in special situations, rather than investing all its capital in a diversified portfolio of general market securities. Floyd B. Odlum, a founder of Atlas and the chief executive officer of the company until his retirement in May 1960, was noted as a proponent of the ‘special situations’ investment approach.

In its registration statement filed under the Act in 1941, Atlas described as examples of special situations ‘investments in new capital issues or in a particular company or situation where correctible but temporarily unfavorable circumstances have made the investment seem attractive and where correction of the situation through reorganization, supplying needed working capital, or other financing of a delayed solution to the problems, will result in ultimate profit.’ In pursuing this policy, Atlas would acquire controlling interest in, and participate in management of, the so-called special situations, but such activities were apparently an incident to, rather than a primary purpose of, the investment. Atlas’ primary purpose in investing in a special situation was to develop it so that it could be disposed of at a profit, and, after such disposition, to reinvest the capital in another situation where the process could be repeated.”47

We believe these references to special situation investment companies show that the term originally focused on investments into companies facing difficulties where the investor was hoping to turn around the company “as rapidly as possible.”48 When describing “special situations” most directly in the Study, special situation investment companies were those where the investor was targeting distressed businesses whose value was temporarily depressed so that with corrective action, the investor could achieve short-term gains by exiting and moving on to another special situation.49

[45]	Id.
[46]	Atlas Corporation, 41 S.E.C. 144 (1962).
[47]	Id. at 146.
[48]	See, e.g., Atlas Corp., supra at note 47; Bankers Securities Corp., supra at note 35, and Senate Hearings, supra at note 41.
[49]

See note 41, supra. See also Atlas Corp., 41 S.E.C. 144 (1962) (“[Atlas] states that its general policy has been to invest in so-called ‘special situation’ companies which may seem unattractive but are basically and economically sound, to the end that an ultimate profit may be realized.”).

Securities and Exchange Commission	14	April 25, 2025

This rehabilitation element was clearly noted by the Commission in cases close in time to the Study,50 as was the common nature of shifting between investments because profits appeared readily available elsewhere.51 In later descriptions of special situation investment companies, the relevant context of a rehabilitation focus has sometimes gone unstated.52 But notwithstanding fewer references to rehabilitation in later Commission or Staff statements, the record in respect of the issuers that have been definitively identified as special situation investment companies is consistent. Each identified instance of a special situation investment company involved an issuer investing specifically in “special situations” for profit and which had no actual interest in engaging in an underlying business through the portfolio company.53 Those companies only acquired control as necessary to resolve the “special situation,” and they generally do so as rapidly as possible.54

The intention to invest into companies with temporarily depressed valuations is absent from the Company’s strategy. The Company’s strategy is to primarily form JVs that own and control, in the Company’s belief, excellent, strong performing portfolio companies and hold them for the long term.55 The Company has no intention of rehabilitating or restructuring portfolio companies for quick profit by resolving “special situations.” Rather, the Company’s focus is value generation through disciplined and principled long-term ownership. The Company’s strategy is incompatible with resolving a “special situation” as rapidly as possible and then quickly profiting from the sale of the portfolio company’s securities.

II.

The Company does not propose to follow a pattern of quickly shifting between “special situation” investments in the pursuit of quick profits and the Company’s intentions do not demonstrate that it will acquire control of portfolio companies in order to resolve “special situations” for profit on the sale of the controlled company’s securities.

[50]

Bankers Securities Corporation, 15 S.E.C. 695 (1944), aff’d, 146 F.2d 88 (3d Cir. 1944). (“In the course of its history applicant has obtained large and controlling interests in various businesses, disposed of some, and retained others. Its officers have actively managed controlled businesses for the purpose of rehabilitating important investments in the portfolio. This is a well-recognized form of investment company business, known as dealing in ‘special situations.’”) (emphasis added).

[51]

Id.; see also Northeast Capital Corp., 37 S.E.C. 715 (1957) (“[an] investment company interested in special situation transactions [is one] that is [interested in] the acquisition of securities for investment with a view to disposing of them at a profit when their value increases and shifting to another similar investment situation.”) (emphasis added).

[52]

For example, in 1942 the concept of a special situation investment company was brought up and discussed in the context of an issuer who invested into several subsidiaries while they were entering bankruptcy. See United Stores Corporation, 10 S.E.C. 1145 (discussion around the circumstances of acquiring key subsidiaries). In 1944, the concept of rehabilitation was still strongly associated with the term special situation investment company. See note 50 supra. Still in 1962, the Commission still focused on and even expounded on the nature of “special situation” investing when discussing Atlas. See note 47, supra. But by 1979, the Commission was asserting that the only element required to be a special situation investment company was having a profit motive for making an acquisition without any mention of rehabilitation or the temporary nature of investments inherent to the special situation strategy. See Rule 3a-1 Proposing Release. We note that these shifts are generally not explained by citations to the statute or legislative history.

[53]

See, e.g., Bankers Securities Corporation, 15 S.E.C. 695 (1944) (“In the course of its history applicant has obtained large and controlling interests in various businesses, disposed of some, and retained others. Its officers have actively managed controlled businesses for the purpose of rehabilitating important investments in the portfolio. This is a well-recognized form of investment company business, known as dealing in ‘special situations.’”).

[54]	Id.
[55]	See note 39, supra.

Securities and Exchange Commission	15	April 25, 2025

As discussed in reference to many of the precedential matters outlined above, the Commission has historically considered whether an issuer had a policy of frequently shifting investments to chase other profit opportunities.56 The Company has no intention of frequently switching from one portfolio company to another; long-term growth and development of each underlying portfolio company is the Company’s stated plan.57 There is nothing in the Registration Statement or elsewhere to suggest quick shifts between portfolio companies are part of the Company’s plans.

That the Company may eventually exit certain portfolio companies does not make it a special situation investment company. In United Stores Corporation, the Commission determined that the issuer was not a special situation investment company even though the issuer had disposed of interests in two controlled companies and had purchased two other companies in another industry with the proceeds of the sales.58 The Commission’s reasoning was that the two exits did not evidence a sufficient pattern of shifting investments between special situations.59

Additionally, the Staff has historically provided no-action assurances consistent with this view. For example, in 1973 an applicant named the Entrepreneurial Assistance Group requested no-action relief based on its stated objective of “providing organization and management assistance to new business believed by the corporation to be capable of significant growth.”60 The applicant represented that it was seeking to raise capital from public investors that would then be used to “acquire a substantial amount of the equity in such new companies and to exercise actively the voting power conferred by such equity ownership to control the companies in which the corporation has invested.”61

In reply to the incoming letter, the Staff noted that it could not provide assurances because “[t]he expectation of realizing capital appreciation ‘within the foreseeable future’ implies that securities of the majority-controlled companies may be purchased with a view to resale.”62

Four months later, the applicant wrote to the Staff again, restating its intentions to acquire majority-ownership interests and representing that:

“It is also our belief that the Company is not a ‘special situations’ investment company required to register as such under the 1940 Act . . . . The typical ‘special situations’ investment company will frequently invest in shares of publicly traded operating companies to facilitate resale of such shares at a quick profit. However, the Company in its [offering documents] agrees to purchase only securities of operating companies which are neither listed nor publicly traded and to hold such securities for at least two years prior to any resale thereof. In this manner, the Company proposes to insure its long-term ownership of the securities of its majority-owned subsidiaries . . . .

[56]

See, e.g., United Stores Corporation, 10 S.E.C. 1145 (1942); Northeast Capital Corp., 37 S.E.C. 715 (1957) (“[an] investment company interested in special situation transactions [is one] that is [interested in] the acquisition of securities for investment with a view to disposing of them at a profit when their value increases and shifting to another similar investment situation.”).

[57]	See note 39, supra.
[58]	United Stores Corporation, 10 S.E.C. 1145 (1942).
[59]	Id.
[60]	See Entrepreneurial Assistant Group, Inc., SEC No-Action Letter (Jun. 16, 1973) (“EAG #1”).
[61]	Id.
[62]	Id.

Securities and Exchange Commission	16	April 25, 2025

In this regard, it is again stressed that the Company, in the first instance, undertakes to acquire majority equity interests only in those operating companies to which the Company’s management feels it can lend meaningful management and related services. As also earlier stated, the Company further proposes to have one or more of its directors, officers or employees participating actively on the board of directors of every such subsidiary. Thus, the Company views its management services to, and its ownership of the securities of, its majority-owned subsidiaries as part of a continuing relation between them, and so does not intend to function as a “special situations” investment company.”63

Based on these arguments and representations, the Staff provided no-action assurances to the issuer.64 The applicant’s core proposed business did not change significantly, but the Staff no longer believed the Company would potentially be required to register as an investment company.65 The Company believes it compares favorably to the applicant in these letters. Similar to EAG, the Company’s stated intention is to focus on private companies as potential portfolio companies, and to hold those companies for a minimum hold period.66 Moreover, the Company will exercise control over its portfolio companies through active management through seats on its portfolio companies’ boards as part of a continuing relationship, just as EAG proposed to do.67

In particular, the relative illiquidity of stakes in privately held corporations relative to those of publicly listed or widely held corporations is a meaningful distinction between the Company’s intended strategy and the typical special situation investment company. Courts have long held that the liquid nature of investments made by investment companies is a principal motivating concern behind the enactment of the Investment Company Act.68 Neither the Company’s intended large, illiquid stakes in its Control JVs, nor the Control JVs’ large, illiquid stakes in their underlying portfolio companies, pose these same concerns.69

[63]	See Entrepreneurial Assistance Group, Inc., SEC No-Action Letter (Dec. 5, 1974) (“EAG #2”).
[64]	Id.
[65]	Compare EAG #1, with EAG #2. The Staff did not explain what representation or arguments the applicant made that caused the Staff to reverse its view in EAG #1 and provide no-action assurances.
[66]	See generally our December 19th Letter and the Registration Statement.
[67]	Id.
[68]

Aldred Inv. Tr. v. SEC, 151 F.2d 254, 260 (1st Cir. 1945), cert. denied, 326 U.S., 795 (“An investment company is essentially a liquid aggregation of capital consisting of public savings turned over to the company for investment in productive enterprise. It normally invests for the yield as distinguished from the control of productive enterprise, and along such lines it is to be distinguished from the holding company. The shareholder has two inducements to invest in investment company securities: (1) Thereby he can obtain a diversification of investment not otherwise available; and (2) thereby he may expect to obtain a more expert management of his savings that he could otherwise command. By reason of its essential character of liquidity the investment company is peculiarly subject to abuse.”) (citations omitted) (emphasis added).

[69]

Id. See also SEC v. Fifth Ave. Coach Lines, Inc., 435 F.2d 510, 515 (2d Cir. 1970) (“the problems of the [investment company] industry flow from the very nature of the assets of investment companies. Because those assets are usually liquid and readily negotiable, control of the companies’ large funds of cash and securities [offer] many opportunities for exploitation by unscrupulous management.”) (citations omitted). See also American Manufacturing Co., Inc., 41 S.E.C. 415 at 420 (1963) (“The evils which prompted its enactment were those arising mainly from the actual or potential misuse of assets which are in a relatively liquid, mobile and readily negotiable form. Section 3 represents the statutory solution to the novel and difficult problem of defining and delimiting the areas of business activity where the potential for such abuse made necessary the particular protections afforded by the provisions of the [Investment Company Act]. A company’s direct business operations and those of its majority-owned subsidiaries represent the more substantial type of business commitment which is prima facie outside the concern of the [Investment Company Act]. On the other hand, a control relationship established through ownership of a minority interest in other companies involves a more tenuous business engagement likely to present a greater potential for the abuses which the [Investment Company Act] was designed to mitigate.”) (citations omitted).

Securities and Exchange Commission	17	April 25, 2025

In 1986, an applicant named Albert M. Zlotnick requested no-action assurances based on a plan to create a company whose business would “use its assets to locate businesses which may be candidates for friendly takeovers and negotiate and contract for such takeovers.”70 The applicant proposed that the business would be operated as a multi-level partnership. At the first level, the “master partnership” would raise capital from core investors. When a takeover target was successfully identified, the master partnership would then form a new limited partnership (each, an “operating partnership”) that would solicit capital from third-party investors as limited partners and in which the master partnership would invest as a general partner with the intent to manage each operating partnership.71 The operating partnerships then acquired majority voting control over their respective target companies.72 The applicant represented that each portfolio company would be held for a minimum of two years before being sold, and then after that minimum holding period, the applicant represented that the operating partnership may sell their holdings and liquidate.73 In explaining its view as to why it would not be a special situation investment company, the applicant wrote:

“The principal relevant factors considered by the Commission in determining the existence of a special situation investment company may be summarized as follows:(i) a pattern of activities of acquiring a diversified portfolio of securities for investment with a view to increasing their value and disposing of them within a short period of time for capital gains; and (2) a policy of shifting from one investment to another because greater profits seem apparent elsewhere.

It is our view that based on the foregoing considerations, the Operating Partnerships do not constitute special situation investment companies, Each Operating Partnership will be formed, and accordingly will not have any previous business of an investment character, at such time as an appropriate operating business is committed for purchase. Other than temporary investments, the entire assets of each Operating Partnership will consist of the securities of one operating business. Further, it will be the policy of the management of the Management and Master Partnerships to retain ownership of the securities of the operating business for at least two years. Finally, upon sale of the securities of an operating business, the Operating Partnership owning such securities will be liquidated; accordingly, there will be no “shifting” of investments with a view toward ‘greener pastures.’”74

[70]	Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986).
[71]	Id.
[72]	Id.
[73]	Id.
[74]	Id.

Securities and Exchange Commission	18	April 25, 2025

Notwithstanding that the applicant clearly indicated that the operating partnerships would sell their portfolio companies and liquidate their assets after a holding period for only a minimum of two years, the Staff did not raise an issue with the proposed business model. In response to the applicant’s request, the Staff provided no-action assurances,75 noting:

“[w]ith respect to the Operating Partnerships, we would not recommend any enforcement action to the Commission under [Section 3(a)(1)] if the operating partnerships 1) are engaged exclusively in the business of the operating entities acquired or controlled; and 2) either acquire the assets of these businesses directly or acquire a majority of the outstanding voting securities of existing operating entities.”76

These same factors will be true of most of the Company’s Control JVs. We acknowledge that certain of the Company’s Control JVs may not acquire a majority of voting control over their underlying portfolio company (because they will instead primarily control the portfolio company) and thus would not be able to make the second representation. In those limited instances, that we would not look to the Zlotnick no-action guidance with respect to those Control JVs, but we believe the broader result in Zlotnick would still be instructive for the Company generally.

As evident from the legislative history, Commission and Staff guidance, a special situation investment company generally does not acquire a business with the intention of engaging in that subsidiaries’ line of business,77 but instead invests to obtain profit by resolving a “special situation” and then moving on as quickly as possible.78 When Atlas Corporation was classified as a special situation investment company, for example, it was in large part because the issuer told its investors that it would be investing and reinvesting into special situations.79 Similarly, the Bank Securities Corporation also held itself out as an investment company to its investors and stated that it would be focused on, among other securities activities, “refinance[ing], reorganize[ing] and rehabilitat[ing] enterprises whether for its own account or the account of others.”80 In both of these instances, the special situation investment companies were clearly investment companies that also focused on “special situations.”

[75]

The Staff also included in its reply: “[w]ith respect to the Master Partnership, we make no determination as to whether its general partnership interests in the Operating Partnerships would be deemed securities under Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981). However, assuming that the general partner interests would not be securities under Williamson v. Tucker, we would not recommend any enforcement action to the Commission under section 3(a) of the Act if the Master Partnership proceeds as described in your letter.” Id.

[76]	Id.
[77]

See Rule 3a-1 Proposing Release (“In contrast [to a special situation investment company], a holding company generally secures control of other companies primarily for the purpose of engaging in the other companies’ line of business.”).

[78]

Id. See also, Edmund H. Kerr, The Inadvertent Investment Company: Section 3(a)(3) of the Investment Company Act, 12 STAN. L. REV. 29, 47 (December 1959) (“Special situation companies invest in a company and obtain control of it, not to engage in the company’s line of business, but to rehabilitate it with management reforms in order to enhance the selling value of the holdings.”) (citations omitted).

[79]

Atlas Corp., 41 S.E.C. 144 (1962) (“Atlas, whose corporate history can be traced through predecessor corporations back to 1929, was originally conceived and held itself out as being principally engaged in the business of investing and reinvesting in special situations, rather than investing all its capital in a diversified portfolio of general market securities.”).

[80]

See Bankers Securities Corporation, 15 S.E.C. 695 (1944) (discussing how the issuer stated to investors that its purpose was to “to buy and hold, underwrite, acquire, sell and generally deal in corporate stocks . . . and securities, including those of banks, insurance companies and other financial institutions, and deal, finance, invest in or refinance, reorganize and rehabilitate enterprises whether for its own account or the account of others, and generally engage in business similar to that done by the securities companies .. . .”).

Securities and Exchange Commission	19	April 25, 2025

By contrast, when an issuer has no intention to focus on “special situations” and instead states their intention to manage the business of their subsidiaries, even with value creation as a motive, the Commission has found that such issuers are not special situation investment companies.81 As another example, in 1972, the Commission granted a 3(b)(2) order to an applicant, Amoskeag Company, finding that it was no longer a special situation investment company after it disclaimed its intention to treat subsidiaries as special situations even if it was still managing those subsidiaries with an eye towards increasing their value.82 Specifically, Amoskeag was originally a registered closed-end investment company with a broad investment mandate that changed its business because it no longer viewed certain of its investment as “special situations.” At the point of its 3(b)(2) application, 87.22% of Amoskeag’s total assets (exclusive of government securities and cash items) on an unconsolidated basis were investment securities because it did not majority-own its most valuable subsidiary. Notwithstanding this fact and the issuer’s historical focus on special situations, the Commission decided that it was no longer a special situation investment company.83 In particular, the Commission noted that:

Amoskeag no longer considers its interests in [its primary subsidiary] and its wholly-owned and majority-owned subsidiaries to be special situations but that Amoskeag considers that they constitute investments in business operations to realize profits and increases in values from such operations. In support, the application cites, among other things, the formal declaration by the board of directors on November 30, 1971, of an operating and business policy providing, in part, for the development and expansion of the businesses conducted by [the primary subsidiary] and the wholly-owned and majority-owned subsidiaries.84

As demonstrated by the Commission’s reasoning in the Amoskeag matter, an issuer that focuses on increasing the value of its subsidiaries does not automatically become a special situation investment company. As noted above, and disclosed in its Registration Statement, the Company is similarly a holding company that seeks to grow and develop the value of its acquired portfolio companies, primarily through its Controlled JVs. In order to do so, and as discussed in our previous letters, the Company will seek, via its Control JVs, to manage the businesses of the underlying portfolio companies whether it be via providing input on the day-to-day activities of

[81]

See, e.g., Northeast Capital Corp. 37 S.E.C. 715 (1957) (finding that a company did not have an intention of investing in a controlled company for the purpose of turning a profit where the company and its general counsel and one of its directors represented that it was not the company’s present intention to liquidate its investments in the controlled company); Atlas Corp. 41 S.E.C. 144 (1962) (discussing how Atlas represented it would no longer focus on rehabilitation of special situations as an investment strategy in deciding that it was no longer a special situation investment company).

[82]	See Amoskeag Company, 1972 SEC LEXIS 1402 (Oct. 1972) (emphasis added).
[83]	See id.
[84]	See id.

Securities and Exchange Commission	20	April 25, 2025

the portfolio companies or in some instances exercising controlling influence over the strategic directions of the portfolio companies at a higher level. In each case, the Company will be seeking to manage the businesses of the underlying portfolio companies in such a way to aid in the “development and expansion” of the underlying portfolio companies.85 As we discuss in greater detail below, the Company does not need to exit its portfolio companies to satisfy its objective, and the Company’s Manager is not compensated based on realized gains. The Company is structured to favor long-term, steady management as opposed to rapid rehabilitation and quick exits.

For the forgoing reasons, we believe that the Company is not a special situation investment company. Our position is not based on any single fact, whether it be length of holding period, the illiquid nature of the holdings, the lack of a shifting pattern of investments, or the lack of a focus on “special situations.” Similarly, our position is not based on any single no-action letter or any single precedent. Our analysis is based on a comprehensive, holistic review of the development of the concept over several decades as summarized herein.

•

Describe (i) how many portfolio companies you anticipate having at any one time, (ii) under what circumstances you anticipate selling a portfolio company, and (iii) whether you anticipate likely operating any portfolio companies indefinitely and, if so, the circumstances in which you anticipate doing so.

Response:

The Company cannot predict the scale of the Company long term. The amount of capital the Company can raise from investors will directly inform how many Control JVs the Company may have at any time. If the Company is successful at raising capital, it may have more opportunities to participate in Control JVs provided that the Company is able to identify desirable portfolio companies the Company deems suitable to hold over a long-term horizon.86

The Company will evaluate opportunities to exit its portfolio companies situationally, as such opportunities may arise, but we will nevertheless do so under in furtherance of the Company’s objective of medium-to-long term capital appreciation. Moreover, while the Company’s objective is achieving medium-to-long-term capital appreciation, the Company’s strategy for doing so does not include a planned return of capital to the Company’s investors other than through the share repurchase program. The Company is not a term-limited entity (for example, like a private equity fund), and the Company does not need to realize exits and capital gains to pay back its investors or otherwise achieve its objective. Both unrealized and realized gains alike will further the Company’s objective.

[85]	See id.
[86]	We note that none of the applicants in Zlotnick, EAG #2, ICG, or idealab! (discussed below) made any similar representation about their future growth plans.

Securities and Exchange Commission	21	April 25, 2025

It is possible that the Company may hold certain portfolio companies indefinitely as there is no simple formulaic answer to explain specific circumstances or factors that will determine how long the Company may hold its portfolio companies. The Company will evaluate its options situationally and will make the decision that best helps it further its objective of achieving medium-to-long-term capital appreciation that it can further through its active ownership of its portfolio companies. On average, the Company will acquire portfolio companies with target ownership periods of 4-6 years; however, a significant segment of the Company’s portfolio companies will have target ownership periods of 15-25 years, and it is possible that the Company would hold a portfolio company for longer than that depending on numerous characteristics and factors.

•

Address your purported primary business (of “exercising joint control over its Control JVs...”) and your business description included at item 1 in the Form 10, which does not appear to reference any line of business in which you will sell goods or services. In this regard, your representations appear to imply that you are engaged in the business of supplying managerial assistance that will leverage the expertise of asset managers to achieve capital appreciation, notwithstanding the fact that the Commission has previously stated that a “holding company [in contrast to a special situation investment company] generally secures control of other companies primarily for the purpose of engaging in the other companies’ line of business.” See Certain Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13, 1979).

Response:

As discussed above and in our prior responses, the Company’s primary business will be owning, controlling, and managing Control JVs through general partner interests, and those Control JVs in turn will acquire, hold, control, and manage individual portfolio companies at levels of ownership that would make those portfolio companies majority-owned subsidiaries or primarily controlled subsidiaries.87

The Company’s disclosure does not specify any one line of business because the Company intends to be a diversified holding company.88 It is fully consistent with the Investment Company Act to act as a diversified holding company, as exemplified by the Atlas Corporation’s pivot away from special situations, as discussed above, and dozens of other well-known examples of broad holding companies such as Berkshire Hathaway.89

[87]	See generally our November 15th Letter and our December 19th Letter.
[88]

See Registration Statement at 1 stating “[w]e will own and control Joint Ventures that, directly or indirectly, own majority and/or primarily controlling stakes in portfolio companies that are primarily operating in the infrastructure space, and to a lesser extent, Joint Ventures that own influential yet non-majority stakes in portfolio companies that are primarily operating in the infrastructure space. We anticipate owning and controlling portfolio companies through Joint Ventures organized in the geographies and sectors where EQT is active, currently including North America, Europe and Asia Pacific, and in infrastructure sectors such as digital, energy & environmental, transport & logistics and social infrastructure.”

[89]

See, e.g., Berkshire Hathaway Annual Report at K-1 (“Berkshire Hathaway Inc. is a holding company owning subsidiaries engaged in numerous diverse business activities . . . . Berkshire’s operating subsidiaries are managed on an unusually decentralized basis. There are few centralized or integrated business functions. Berkshire’s [senior officers] participate in and are ultimately responsible for significant capital allocation decisions, investment activities and the selection of the Chief Executive to head each of the operating businesses.”), available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1067983/000095017025025210/brka-20241231.htm. We also note that to the extent material to investors (and not already disclosed), the Company intends to update and revise its disclosure, including with respect to risks, regarding its underlying portfolio companies. In fact, in explaining the Investment Company Act’s intended reach, David Schenker testified that the Act is “not even remotely interested in holding companies…[and] if you can prove that even though you do not do your business through wholly owned subsidiaries but through majority-owned subsidiaries, if you make out a case that you are engaged in a business other than investing and reinvesting in securities, you will be exempt.” See Senate Hearings.

Securities and Exchange Commission	22	April 25, 2025

The Company’s primary business is not “supplying managerial assistance that will leverage the expertise of asset managers to achieve capital appreciation,” as you have suggested. We respectfully submit that the concept of the Company providing “managerial assistance” is not discussed anywhere in the Registration Statement. In fact, the word “assistance” is only used twice in the entirety of the Registration Statement, and in neither context is the word “assistance” used to discuss how the Company will interact with its JVs or its portfolio companies. By contrast the word “control” is used over 180 times and most of those uses are in the context of discussing the Company’s intended relationship with its JVs and its portfolio companies. We believe the Company’s intentions are clear.

The Company is not proposing to primarily provide “managerial assistance” because the Company, through its Control JVs, primarily intends to take sole ownership, majority ownership, or primary control over its portfolio companies. The Company does not believe that it will be providing “assistance” in those cases, because the Company will be an ultimate decision-maker with respect to its Control JVs and, indirectly, the businesses those Control JVs acquire.90 As the ultimate decision-maker, each Control JV’s decisions with respect to its portfolio company do not appear to be “assistance,” which we believe implies some degree of optionality or suggests that the person providing the “assistance” does not have the power to direct the recipient of the “assistance” to do as told. Business development companies (“BDCs”) for example, are required to offer to provide “managerial assistance” to their portfolio companies, notwithstanding that BDCs frequently obtain no voting control and their only interests in their portfolio companies are non-voting debt interests. That is not the case with the Control JVs, given that the Control JVs will usually have the ability to remove and replace a majority of the portfolio company’s board of directors, and at a minimum, will have the ability to remove and replace a plurality of the portfolio company’s board of directors.

Notwithstanding our view that the Company is not proposing to primarily engage in the business of providing “managerial assistance,” we would also note that the Commission and the Staff have a long history of granting relief to issuers whose business does involve providing managerial assistance to companies that are not primarily controlled. Those issuers were still determined not to be special situation investment companies, notwithstanding providing managerial assistance as a core part of their business.

For example, as discussed above, the Staff provided no action assurances to Entrepreneurial Assistance Group, whose intention to provide “assistance” was clearly spelled out in the applicant’s name.91

[90]

See Rule 3a-1 Proposing Release (“To ensure that only holding companies can rely on [Rule 3a-1], the proposed rule incorporates the statutory requirements of section 3(b)(1) and section 3(b)(2) that the issuer do business ‘through’ the controlled company. Since such an issuer would presumably be more likely to maintain an active role in managing its affairs with a controlled company — that is, it would do business “through” the controlled company . . . .”).

[91]	See EAG #2, discussed supra.

Securities and Exchange Commission	23	April 25, 2025

The Commission has also provided relief to issuers who proposed to provide assistance to subsidiaries that were less than primarily controlled. For example, in 1999 the Commission granted a 3(b)(2) order to Internet Capital Group (“ICG”), notwithstanding that company’s indication that it would provide managerial assistance to controlled, but not majority-owned, portfolio companies. ICG described itself as an internet holding company formed for the purpose of identifying, acquiring interests in and managing a group of companies engaged in electronic commerce.92 ICG indicated that it provides a framework for “nurturing” the development of its portfolio companies by providing a variety of services, including various levels of operational support, and even stated “ICG provides the Core Companies, including each Controlled Company, with substantial management advice and operational support.”93 At the time of its application, ICG held interests in three majority-owned subsidiaries, 16 “controlled” subsidiaries, and four minority interests. 96% of ICG’s assets consisted of investment securities. ICG indicated it could divest holdings from time to time and even indicate that its “non-core holdings” may not have long holding periods and may explicitly be held for resale.94 Notwithstanding these facts, the Commission still granted ICG a 3(b)(2) order declaring that it was not an investment company.95

We believe the Company compares favorably to ICG. First, ICG sought an order under Section 3(b)(2) because the nature of its assets meant that it was defined as a prima facie investment company under Section 3(a)(1)(C), and the nature of its income meant that it could not clearly rely on Rule 3a-1. In contrast to ICG, the Company and its Control JVs are focused on majority-ownership stakes and therefore the Company is not a prima facie investment company under Section 3(a)(1)(C) and therefore has no need to test under Rule 3a-1. Second, ICG made representations about its focus on managerial assistance because it did not majority-own more than 60% of its portfolio companies as measured by value. ICG’s representations were largely to explain how it would exercise influence over those companies that it invested in but did not majority-own or primarily control. The Company’s situation compares favorably because the Company is not intending to focus on acquiring “controlling” interests, as opposed to majority-ownership interests. Finally, notwithstanding ICG’s asset mix and its representations around providing managerial assistance, the Commission still determined it was not a special situation investment company. Nothing about the Company’s planned business would suggest the Company is more similar to a special situation investment company than ICG.

Similarly to the Commissions interactions with ICG, in 2000 the Commission also granted a 3(b)(2) order to Bill Gross’ idealab!, which operated as an incubator similar to ICG.96 Idealab! described its business as, inter alia, “company building and operational support.”97 At the time of its application, idealab! had 45 portfolio companies, only 17 of which were majority-owned, while 11 were controlled and the remaining 17 were minority interests.98 In particular, Idealab! represented that its officers and directors would “assist[] the [portfolio companies] in evaluating, structuring and negotiating joint ventures, strategic alliances, joint marketing agreements,

[92]	Internet Capital Group, Inc., Application for an Order Under Section 3(b)(2), p. 3 (June 26, 1998).
[93]	Id. at 11.
[94]	Id. at 4.
[95]	See Internet Capital Group, Inc., IC-Release No. 24271(July 28, 1999) (notice); Internet Capital Group, Inc., IC-Release No. 23961 (Aug. 23, 1999) (order).
[96]	Bill Gross’ idealab!, Application for an Order Under Section 3(b)(2), p. 7 (July 19, 2008).
[97]	Id.
[98]	Id. at B1-B7.

Securities and Exchange Commission	24	April 25, 2025

acquisitions and other transactions.” At the time of its application, idealab! had been in operation for four years and it had already sold six portfolio companies.99 None of these facts prevented the Commission from concluding that idealab! was not operating as a special situation investment company and providing idealab! with an unconditional 3(b)(2) order.100 As with ICG, the Company believes it favors comparably to idealab! in terms of having less of a focus on providing assistance to non-controlled companies.

In sum, the Company does not believe its primary business will be providing managerial assistance, but the Company also believes that, even if providing managerial assistance were the Company’s primary business, based on Commission and Staff precedent, it does not appear that a focus on providing managerial assistance would make the Company into a special situation investment company.

5. Comment: Please expand your discussion of your directors, officers, and employees to describe their expertise and discuss whether their expertise would tend to indicate that your acquisitions of portfolio companies are made primarily for the purpose of making a profit in the sale of the controlled companies securities. Please also discuss whether the expertise of such directors, officers, and employees would tend to indicate that you are “actively us[ing] your control to rehabilitate going businesses by management reforms so as to enhance the selling values of the holdings.” Please also address the approximate percentage of such persons’ time that will be devoted to implementing management reforms versus time devoted to engaging in portfolio companies’ lines of business.

Response:

None of the Company’s expected directors, officers, or employees have expertise in “special situations,” or rehabilitating or reorganizing failing companies.101 The Company expects that the Company’s directors, officers, and employees will spend nearly all of their time devoted to the Company’s operations and overseeing matters related to the Company’s JV’s and portfolio companies’ respective lines of business and virtually none of their time “rehabilitating going businesses” as would be expected if the Company were employing a special situations strategy.102

The Company, through its officers, directors, and employees, of course intends to cause its portfolio companies to grow and increase in value, which is true of any parent company interacting with its subsidiaries.103 The Company will apply a thematic mindset in deal sourcing, which is guided by underlying macro trends targeting high-quality companies with significant and sustainable growth potential.104 The Company also emphasizes strong downside protection when selecting acquisition targets.105 The Company and its JVs will not be seeking to acquire portfolio companies in need of “rehabilitation,” and so virtually no time will be expended on those activities by the Company’s directors, officers, or employees.

[99]	Id at 6.
100	See Bill Gross’ idealab!, Investment Company Act Release No. 24642 (September 15, 2000) (notice); Bill Gross’ idealab!, Investment Company Act Release No. 24682 (Oct. 10, 2000) (order).
101

As discussed above, in the handful of past instances where the Commission or Congressional records have affirmatively described an issuer as a “special situation investment company,” as opposed to talking about the concept in the abstract, such references have discussed companies unambiguously focused on investments into distressed issuers. See notes 41, 44, 47 and accompanying text above.

102	See Registration Statement.
103	See, e.g., note 50 supra.
104	See Registration Statement pp. 4-6.
105	Id.

Securities and Exchange Commission	25	April 25, 2025

Moreover, the Company’s investors will transact with the Company based on a NAV that reflects unrealized capital gains106 and the Company’s Manager is compensated based on unrealized gains.107 These are clear indicators that the Company’s directors, officers and employees are not spending their time primarily focused on selling portfolio companies because it is clear that the Company does not need to sell its portfolio companies to achieve its objectives or for the Manager to earn its compensation. The Company’s business does not involve rehabilitating portfolio companies “as rapidly as possible” as a special situation investment company would attempt to do in order to realize short-term gains.

6. Comment: We note that you appear to take the position that income from the sale of a portfolio company’s securities should be considered good income for you, assuming that it is passed to you via a Control JV. To the extent that this accurately describes your position, please discuss why the fact that income was earned in securities transactions—whether passed through an intermediary or not—does not indicate that it should weigh in favor of determining that you are an investment company in your 3(a)(1)(A) analysis. In addition, please clarify which entities (e.g., Control JVs) are consolidated and, therefore, considered in your 3(a)(1)(A) analysis of the company.

Response:

It is the Company’s position that any capital gains income from the sale of securities of portfolio companies held by Control JVs would be considered “good” income for the Control JVs. This is because capital gains associated with the sale of majority-owned and primarily controlled subsidiaries should be considered “good” income for the Control JVs. By extension, it is also our view that said income should be “good” income for the Company, whether that income is distributed up to the Company through the Control JVs or if it is recognized indirectly as an increase in value of the Company’s general partner interests in the relevant Control JV.

There is limited guidance with respect to how income from certain sources should be viewed under the Tonopah prong when testing Section 3(a)(1)(A), but the best indication appears to be that the income component of the Tonopah test under 3(a)(1)(A) should only include income related to “investment securities,” notwithstanding that Section 3(a)(1)(A) refers only to “securities” and not “investment securities.” 108 Capital gains related to a disposition of a majority-owned or controlled

106	See, e.g., Registration Statement at pp. 17-19 discussing the share repurchase plan.
107	See, e.g., Registration Statement at pp. 103-106.
108

See Rule 3a-1 Proposing Release (“Of [the Tonopah] factors, most significant are the character of a company’s assets (as evidenced by the percentage of the company’s assets invested in investment securities), and the sources of the company’s present income (as evidenced by the percentage of the company’s income derived from investment securities.) In such an analysis, securities of controlled companies through which a holding company engages in a business other than an investment company business effectively are not considered to be investment securities.”).

Securities and Exchange Commission	26	April 25, 2025

subsidiary should also be treated as “good” income, because such controlled subsidiaries are not considered “investment securities.”109 This mirrors the positions taken by multiple successful applicants for orders under Section 3(b)(2) when describing their income under the Tonopah factors.110 Again, we emphasize that the Company, unlike the applicants in precedent applications to the Commission, does not believe it needs relief from the Commission because the Company is not a prima facie investment company.

For the avoidance of doubt, our discussion of income related to Control JVs is premised on the understanding that our use of the term “Control JVs” refers only to those JVs where the JV wholly owns, majority-owns, or primarily controls the interests of its underlying portfolio company. We are not taking the position that any income associated with an entity that the Company controls should become “good” income by virtue of ultimately flowing to the Company through general partner interests.

As we discussed in our prior response, the Company intends to treat its Non-Control JVs as “bad” assets notwithstanding the Company may hold general partner interests in those Non-Control JVs.111 We take this view conservatively because of the implications of Section 48(a). To reiterate, the distinction between the Company’s “Control JVs” and its “Non-Control JVs” is primarily based on the degree of ownership of voting interests each JV has with respect to its underlying portfolio company. Where that degree of ownership of voting interests exceeds the threshold for primary control, we would treat the JV as a “Control JV.” Where ownership of voting interests does not exceed that threshold, we refer to them as “Non-Control JVs” because the JVs do not at least primarily control their underlying portfolio company. In respect of Non-Control JVs, the Company intends to treat any income related to capital gains from the sale of interests in those non-controlled portfolio companies as “bad” income for the Non-Control JVs. We would similarly treat said income as “bad” income if distributed up to the Company or recognized indirectly as an appreciation in value of the Company’s interest in the Non-Control JV.

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, Nathan Somogie at (212) 455-2851, or Nicholas Ridley at (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

109

See Rule 3a-1 Proposing Release at n.30 (“Whether capital gains should be considered investment income for purposes of determining compliance with the proposed rule depends upon whether the issuer relies upon such gains as a regular source of income. For such purposes, capital gains realized on sales of investment securities (excluding securities of controlled companies through which the issuer engages in a non-investment company business) generally should be treated as investment income.”)

110	See e.g., ICG 3(b)(2) application at note 92; idealab! 3(b)(2) application at note 96.
111	See our December 19th Letter.

Securities and Exchange Commission	27	April 25, 2025

cc:	EQT Infrastructure Company LLC

Erwin Thompson

Simpson Thacher & Bartlett LLP

Rajib Chanda

Mark Brod

Nathan Somogie

Nicholas Ridley